EXHIBIT 99.1
                                                                    ------------

                                [OBJECT OMITTED]
                           [LOGO - WESTERN OIL SANDS]


                            NEWS RELEASE - COMMUNIQUE

             WESTERN OIL SANDS INC. ANNOUNCES 2004 YEAR-END RESULTS


CALGARY, AB - March 1, 2005 - Western Oil Sands Inc. is pleased to report its annual financial results for the year ended December 31, 2004.

2004 Highlights
                                                                            2004             2003             2002
-------------------------------------------------------------------------------------------------------------------
OPERATING DATA (bbls/d)
     Bitumen Production                                                   27,108           23,596               --
     Synthetic Crude Sales                                                36,210           32,207               --
-------------------------------------------------------------------------------------------------------------------
FINANCIAL DATA ($ thousands, except as indicated)
     Revenues                                                            636,911          281,093               --
     Realized Crude Oil Sales Price - Oil Sands ($/bbl)                    34.60            32.81               --
     Cash Flow from Operations (1)                                        23,044            5,803           (8,603)
     Cash Flow per Share - Basic ($/Share) (1)                              0.44             0.12            (0.18)
     Net Earnings (Loss) Attributable to
        Common Shareholders                                               19,452           15,003          (10,286)
     Net Earnings (Loss) per Share ($/Share)
        Basic                                                               0.37             0.30            (0.21)
        Diluted                                                             0.37             0.29            (0.21)
     EBITDAX (2)                                                          87,587           47,615           (5,698)
     Net Capital Expenditures                                             39,968          148,473          527,541
     Total Assets                                                      1,470,870        1,458,424        1,359,638
     Long-Term Financial Liabilities                                     662,620          860,580          775,820
     Weighted Average Shares Outstanding - Basic (Shares)             52,308,838       50,344,332       48,330,320
-------------------------------------------------------------------------------------------------------------------

(1) CASH FLOW PER SHARE IS CALCULATED AS CASH FLOW FROM OPERATIONS DIVIDED BY WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC. CASH FLOW FROM OPERATIONS IS EXPRESSED BEFORE CHANGES IN NON-CASH WORKING CAPITAL.
(2) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, DEPLETION, AMORTIZATION, STOCK BASED COMPENSATION, ACCRETION ON ASSET RETIREMENT OBLIGATION AND FOREIGN EXCHANGE. 2003 HAS BEEN RESTATED TO EXCLUDE $0.3 MILLION OF STOCK BASED COMPENSATION.
(3) THIS ADDITIONAL INFORMATION SHOULD NOT BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR MEASURES OF PERFORMANCE PREPARED IN ACCORDANCE WITH GAAP.


OIL SANDS PROJECT UPDATE

With a complete fiscal year of production in 2004, the AOSP's average production rate equalled 135,542 barrels per day, or 87 per cent of calendar day design rate. In doing so, several records were established including record monthly production (182,000 barrels per day), record daily production (197,000 barrels), and over 40 days of continuous production in excess of 155,000 barrels per day. Fiscal 2004 was a year not without challenges, however, as we struggled with unplanned repairs during the fouth quarter. Up to the end of the third quarter, sequential gains in production rates along with sequential reductions in unit costs were achieved in 2004. The unplanned outages in the fourth quarter were systematically addressed and the education obtained from these events will be leveraged to ensure greater reliability and sustainability of operations during the course of fiscal 2005. Production rates in 2005 will also experience the early benefits of a three-year staged de-bottlenecking program as well as benefits attributed to introducing certain process aides at the Mine site. Clearly, the Project has moved beyond the start-up phase as the Project now turns its attention to significant expansion developments.

FINANCIAL RESULTS

REVENUE

Western earned $636.9 million (2003 - $281.1 million) in crude oil sales revenue in 2004, including $458.5 million (2003 - $226.2 million) from proprietary production at an average realized price of $34.60 per barrel (2003 - $32.81 per barrel). Gross revenues include the effects of risk management activities which reduced revenue and cash flow by $131.4 million (2003 - $8.3 million), dramatically dropping the average realized price by $9.92 per barrel during 2004. Western generated net revenue of $321.0 million in 2004 compared to $163.5 million in 2003 or a 96 per cent increase. Net revenue subtracts the amount recorded for purchased feedstocks and transportation costs downstream of Edmonton. Feedstocks are crude products introduced at the Upgrader. Some are introduced into the hydrocracking/hydrotreating process and some are used as blendstock to create various qualities of synthetic crude oil products. The cost of these feedstocks is dependent upon world oil markets and the spread between heavy and light crude oil prices.

NET EARNINGS

Our net earnings attributable to common shareholders totaled $19.5 million ($0.37 per share) in 2004 compared with $15.0 million ($0.30 per share) in 2003. Earnings for the 2004 period reflect $40.0 million ($33.5 million net of tax) of unrealized foreign exchange gains on our US$450 million Senior Secured Notes and a future income tax recovery of $7.1 million. Earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligations and foreign exchange were $87.6 million. Cash flow from operations for 2004, before changes in non-cash working capital, was $23.0 million ($0.44 per share) which includes interest charges of $61.2 million and hedging losses of $131.4 million compared to cash flow from operations of $5.8 million ($0.12 per share) in 2003. Western has a much lower level of volumes hedged for 2005.

OPERATING COSTS

Our share of Project operating costs totaled $213.0 million in 2004 compared to $106.8 million in 2003. Included in this total are the costs associated with removing overburden at the Mine and the costs of transporting bitumen from the Mine to the Upgrader. This equates to unit operating costs of $21.17 per processed barrel of bitumen for 2004 based on average synthetic crude sales excluding blend stocks of 135,490 barrels per day (27,098 barrels per day net to Western). This compares to a unit operating cost of $20.71 (restated) per processed barrel of bitumen for the seven-month operating period in 2003 based on average synthetic crude sales excluding blend stocks of 120,980 barrels per day (24,196 barrels per day net to Western). The higher per unit operating cost compared to 2003 is largely attributable to the production interruptions we experienced throughout the fourth quarter. Unit operating costs during the fourth quarter equalled $28.22 per processed barrel which materially skewed our operating costs of $19.32 per processed barrel up to the end of September.

CAPITAL EXPENDITURES

Our gross capital expenditures totaled $46.4 million in 2004 (2003 - $148.5 million) and includes $36.4 million (2003 - $122.6 million) of project related expenditures, $3.6 million (2003 - $1.7 million) of capitalized insurance costs, $2.6 million (2003 - $2.2 million) of diluent purchases, and $3.8 million (2003
- $3.0 million) in other assets. Included in the project related expenditures were $23.2 million for our share of profitability & de-bottlenecking and growth initiatives and $13.2 million for sustaining capital for the Project. Insurance proceeds of $6.4 million were applied against gross capital expenditures to equal $40.0 million in net capital expenditures.

CORPORATE

FINANCING

In April 2004, Western issued 2,000,000 Class A shares ("Common Shares") at a price of $34.00 per share for gross proceeds of $68 million (net proceeds of approximately $65.1 million) pursuant to Western's previously announced public offering. The Common Shares were offered to the public on a bought-deal basis through a syndicate of Canadian underwriters. Net proceeds from the issue were used for general corporate purposes and for expansion opportunities. Western applied a portion of these net proceeds to temporarily reduce its indebtedness. In 2004, we maintained our $240 million Revolving Credit Facility that was established in October 2003 and the $100 million Senior Credit Facility to provide long-term working capital to sustain us through operations. The $100 million Senior Credit Facility matures in April 2005 and will be refinanced prior to the end of the first quarter. In total, at December 31, 2004, $216.0 million (2003 - $279.0 million) had been drawn under these facilities. The $100 million senior credit facility matures in April 2005 and as such has been classified as a current liability at December 31, 2004.

HEDGING

Western maintained the hedges that were in place as at the end of 2003 and did not execute additional hedging activity in 2004. The number of barrels subject to fixed price contracts in the first quarter of 2005 is 14,000 barrels (16,000 barrels previously reported) at a blended price of $26.06 per barrel. Previous disclosure of 7,000 barrels at a blended price of $26.87 per barrel for April 1, 2005, to December 31, 2005, remains unchanged. Western continues to assess its risk management policy such that fixed cost obligations can be satisfied through cash flow.

INSURANCE

Arbitration proceedings have been initiated to resolve the disputes with insurers surrounding the claims for payment pursuant to our Cost Overrun and Project Delay Insurance Policy. We have filed insurance claims for the full $200 million limit of the policy, and will also be seeking interest and other damages. The arbitration panel has now been constituted and we anticipate proceedings will commence in the fourth quarter of 2005. In order to preserve Western's rights with regard to the policy, we have filed a Statement of Claim in the Court of Queen's Bench of Alberta against such parties in an amount exceeding $200 million. Aggravated and punitive damages totaling $650 million have also been claimed against the insurers. The Statement of Claim will only be served on the defendants and pursued in the courts in the event that resolution procedures cannot otherwise be agreed to on a timely basis.
During the year, the Joint Venture also submitted claims under the insurance coverage provided in our Joint Venture construction policies, in respect of the fire that occurred in January 2003 at the Muskeg River Mine Extraction Plant. The Joint Venture has extensive insurance coverage in place and is seeking to recover from the insurers the full amount of the costs incurred for repairs. A total of $16.1 million has been received by Western as of December 31, 2004 for property damages. Insurers involved in the Cost Overrun and Delay Insurance dispute with Western have withheld insurance proceeds payable to Western for damages related to the January fire. With the exception of the amounts withheld, these claims have now been resolved. The Joint Venture has also filed a $500 million claim ($100 million for our share) in respect of loss of profits due to production delays from the fire.
No amounts, other than those collected at December 31, 2004, have been recognized in these statements relating to these insurance policies nor will an amount be recognized until the proceeds are received due to the uncertainty in the timing of receipt of these payments.

EXPANSIONS

As announced in September 2004, expansion initiatives were outlined for the Muskeg River Mine. Increased production levels ranging from 90,000 to 100,000 barrels per day associated with the $4 to $4.5 billion capital program ($800 to $900 million net to Western) are anticipated to commence in 2009. Expansion initiatives include mining plans, additional mining recovery equipment and an additional train for bitumen extraction and froth treatment processing. Expansion also entails the addition of a third hydro-conversion unit and associated utilities at the Scotford Upgrader. The AOSP also received both federal and provincial cabinet approval for Phase 1 of the Jackpine Mine which could add 200,000 barrels per day (40,000 barrels net to Western) by 2013. Concurrent with these plans, the Joint Venture partners are examining the feasibility to execute multiple 90,000 to 100,000 barrel per day single train projects, back-to-back on an accelerated basis leading to ultimate production in the range of 500,000 to 600,000 barrels per day (100,000 to 120,000 barrels per day net to Western) by 2014 to 2015. Estimated capital associated with this strategy is between $15 to $17 billion on a Joint Venture basis ($3.0 billion to $3.4 billion net to Western). Construction is expected to take place in a continuous manner over the next 8 to 10 years. This strategy would avoid the unnecessary costs associated with repeatedly mobilizing and demobilizing large teams of human resources in addition to achieving economies of scale in many areas including engineering costs, logistics, owner's costs and volume purchasing in these very large scale projects. Western expects this concept to evolve during 2005 together with its Joint Venture partners.

OUTLOOK

Continued focus on plant reliability and de-bottlenecking will remain a major initiative for 2005 consistent with our objective last year. Increased reliability will lead to production rates at or above design capacity rates for a greater proportion of the year. Given that a large portion of our cost structure is predominantly fixed in nature, - we anticipate unit operating costs to improve as non-recurring challenges typically associated with a start-up of this magnitude are systematically addressed. We continue to hold that unit operating costs of $12-14 per barrel are attainable by the end of 2007. We anticipate unit operating costs to range between $17 to $19 for 2005. Fiscal 2005 was originally planned to be a full plant turnaround year but the Joint Venture accelerated certain turnaournd activities into 2004 as a result of the unplanned downtime in the fourth quarter. Minor turnaround activities are now planned for 2005. Our capital expenditure program in 2005 is estimated at $110 million (2004 - $46 million), comprised of $58 million for de-bottlenecking and profitability projects, $35 million for growth initiatives inclusive of the Muskeg River Expansion project and $17 million for sustaining capital. With the continued efforts towards de-bottlenecking over the next 3 years, Western anticipates production from the AOSP to total 180,000 to 200,000 barrels per day (36,000 to 40,000 barrels per day net to Western) by the end of 2007. Excess free cash flow will be applied to reduce our credit facilities. As previously announced, for 2005 we are forecasting cash flow from operations of $3.00 per share (basic) with EBITDAX of $4.19 per share (basic). We have assumed a WTI price of US$40 combined with a gas cost of US$6.67/MCF and an $0.82 CDN/US exchange rate for the purposes of this 2005 guidance.

WESTERN OIL SANDS INC.
CONSOLIDATED BALANCE SHEETS
December 31                                                                2004          2003
---------------------------------------------------------------------------------------------
(THOUSANDS)
ASSETS
Current Assets
     Cash                                                           $     3,715   $     3,770
     Accounts Receivable                                                 62,564        57,994
     Inventory (Note 4)                                                  14,186         9,100
     Prepaid Expense                                                      5,771         7,033
---------------------------------------------------------------------------------------------
                                                                         86,236        77,897
---------------------------------------------------------------------------------------------

Capital Assets (Note 5)                                               1,351,745     1,353,317
Deferred Charges (Note 6)                                                18,378        20,903
Future Income Taxes (Note 12)                                            14,511         6,307
---------------------------------------------------------------------------------------------
                                                                      1,384,634     1,380,527
---------------------------------------------------------------------------------------------
                                                                    $ 1,470,870   $ 1,458,424
=============================================================================================

LIABILITIES
Current Liabilities
   Accounts Payable and Accrued Liabilities                         $    87,679   $    65,949
   Current Portion of Long-term Debt (Note 8)                            95,000            --
   Current Portion of Lease Obligations (Note 9)                          5,230         1,340
---------------------------------------------------------------------------------------------
                                                                        187,909        67,289
 Long-term Liabilities                                                                      ,
   Long-term Debt (Note 8)                                              662,620       860,580
   Lease Obligations (Note 9)                                            53,474        54,193
   Asset Retirement Obligation (Note 10)                                  8,191         7,137
---------------------------------------------------------------------------------------------
                                                                        724,285       921,910
---------------------------------------------------------------------------------------------
                                                                        912,194       989,199
---------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share Capital (Note 13)                                                 545,699       476,667
Contributed Surplus                                                       1,245           278
Retained Earnings (Deficit)                                              11,732        (7,720)
---------------------------------------------------------------------------------------------
                                                                        558,676       469,225
---------------------------------------------------------------------------------------------
                                                                    $ 1,470,870   $ 1,458,424
=============================================================================================

Commitments and Contingencies (Note 18)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board of Directors:

/s/ Robert G. Puchniak"                            /s/ Mac Van Wielingen"
---------------------------                        --------------------------
Robert G. Puchniak                                 Mac Van Wielingen
Director                                           Director

WESTERN OIL SANDS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Year ended December 31                                                                         2004         2003
================================================================================================================
(THOUSANDS, EXCEPT AMOUNTS PER SHARE)
REVENUES:
  Revenue (Note 17)                                                                       $ 636,911    $ 281,093
  Less Purchased Feedstocks and Transportation                                              315,926      117,580
----------------------------------------------------------------------------------------------------------------
                                                                                            320,985      163,513

EXPENSES:
  Operating                                                                                 212,993      106,825
  Royalties                                                                                   2,954        1,151
  General and Administrative                                                                  8,101        6,261
  Insurance                                                                                   9,350        1,661
  Interest (Note 11)                                                                         61,154       38,429
  Stock-based Compensation (Note 14)                                                            967          278
  Accretion on Asset Retirement Obligation (Note 10)                                            471          471
  Depreciation, Depletion and Amortization                                                   44,515       27,531
  Impairment of Long-lived Asset (Note 5)                                                     4,733           --
  Foreign Exchange Gain                                                                     (38,350)     (34,976)
----------------------------------------------------------------------------------------------------------------
                                                                                             14,097       15,882
NET EARNINGS BEFORE INCOME TAXES
  Income Tax Recovery (Note 12)                                                              (5,355)      (1,251)
================================================================================================================
                                                                                             19,452       17,133
NET EARNINGS
  Charge for Convertible Notes (Note 7)                                                          --        2,130
----------------------------------------------------------------------------------------------------------------
                                                                                          $  19,452    $  15,003
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS
================================================================================================================

Deficit at Beginning of Year                                                                 (7,720)     (22,723)
----------------------------------------------------------------------------------------------------------------
Retained Earnings (Deficit) at End of Year                                                $  11,732    $  (7,720)
================================================================================================================
Net Earnings Per Share (Note 13):
  Basic                                                                                   $    0.37    $    0.30
  Diluted                                                                                 $    0.37    $    0.29
----------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WESTERN OIL SANDS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31                                                         2004         2003
------------------------------------------------------------------------------------------------
(THOUSANDS)

 CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES
      Net Earnings                                                        $  19,452    $  17,133
 Non-cash items:
    Stock Based Compensation (Note 14)                                          967          278
    Accretion on Asset Retirement Obligation (Note 10)                          471          471
    Depreciation, Depletion and Amortization                                 44,515       27,531
    Impairment of Long-lived Assets (Note 5)                                  4,733           --
    Unrealized Foreign Exchange Gain (Note 8)                               (39,960)     (35,280)
    Future Income Tax Recovery (Note 12)                                     (7,104)      (4,330)
 Cash Settlements of Asset Retirement Obligation (Note 10)                      (30)          --
------------------------------------------------------------------------------------------------
                                                                             23,044        5,803

 CASH FROM OPERATIONS
 Decrease (Increase) in Non-Cash Working Capital (Note 19)                   16,393       (7,133)
------------------------------------------------------------------------------------------------
                                                                             39,437       (1,330)
------------------------------------------------------------------------------------------------

 FINANCING ACTIVITIES
    Issue of Share Capital (Note 13)                                         70,866       51,682
    Share Issue Expenses (Note 13)                                           (2,934)      (2,211)
    (Repayment) Issue of Long-term Debt                                     (63,000)     214,000
    Deferred Charges                                                            (56)      (1,017)
    Repaymentof Convertible Notes                                                --      (88,000)
    Charge for Convertible Notes (Note 7)                                        --       (3,640)
    Repayment of Other Long-term Liabilities                                 (1,343)        (470)
------------------------------------------------------------------------------------------------
 CASH GENERATED                                                               3,533      170,344
------------------------------------------------------------------------------------------------

 INVESTING ACTIVITIES
    Capital Expenditures                                                    (46,399)    (158,153)
    Insurance Proceeds (Note 18)                                              6,431        9,680
    Increase in Non-Cash Working Capital (Note 19)                           (3,057)     (31,199)
------------------------------------------------------------------------------------------------
 CASH INVESTED                                                              (43,025)    (179,672)
------------------------------------------------------------------------------------------------
 Decrease in Cash                                                              (55)      (10,658)
 Cash at Beginning of Year                                                    3,770       14,428
------------------------------------------------------------------------------------------------
 CASH AT END OF YEAR                                                      $   3,715    $   3,770
================================================================================================


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WESTERN OIL SANDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)



(1)   BUSINESS OF THE CORPORATION

     Western Oil Sands Inc. (the "Corporation") was incorporated on June 18, 1999 under the laws of the Province of Alberta. The Corporation holds an undivided 20 per cent working interest in an oil sands project in the Athabasca region of northeast Alberta (the "Project"). Shell Canada Limited and Chevron Canada Limited hold the remaining 60 per cent and 20 per cent interests, respectively. The Project consists of direct or indirect participation in the design, construction and operation of mining, extracting, transporting and upgrading of oil sands deposits. The Corporation is also actively pursuing other oil sands and related business opportunities.


(2)  SUMMARY OF ACCOUNTING POLICIES

(a)  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary corporations and limited partnership. The Corporation's oil sands activities are conducted jointly with others. These financial statements reflect only the Corporation's proportionate interest in such activities.

(b)  COMMENCEMENT OF COMMERCIAL OPERATIONS

     Effective June 1, 2003, the Corporation commenced commercial operations, as determined by management, as all aspects of the facilities became fully operational and the Project achieved 50 per cent of the stated design capacity of 155,000 barrels per day. Accordingly, the Corporation has recorded revenues and expenses related to the Corporation's share of operations of the Project from that date. Prior to June 1, 2003, all revenues, operating costs and interest were capitalized as part of the costs of the Project, and no depreciation, depletion and amortization expensed.

(d)  MEASUREMENT UNCERTAINTY

     The preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Actual results may differ from these estimated amounts as future events occur.

     Specifically amounts recorded for Depreciation, Depletion and Amortization are based on estimates of crude oil reserves, Asset Retirement Obligation amounts are based on assumptions of the future costs to dismantle the assets and restore the site of the Project and Future Income Tax amounts are based on assumptions of the timing and at which tax rates temporary differences are expected to reverse. These estimates of reserves and assumptions of future costs and timing of tax pool use are subject to measurement uncertainty, and the impact to the Consolidated Financial Statements of future periods could be material.

(d)  FOREIGN CURRENCY TRANSLATION

     Transactions in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at rates of exchange in effect at the end of the period, with the resulting unrealized gain or loss being recorded in the Consolidated Statements of Operations and Retained Earnings (Deficit), after the commencement of operations. Prior to the commencement of operations these unrealized gains and losses were capitalized.

(e)  CASH

     Cash presented in the Consolidated Financial Statements is comprised of cash and cash equivalents and includes short-term investments with a maturity of three months or less when purchased.

(f)  INVENTORY

     Product and Parts, Supplies and Other inventories are stated at the lower of average cost and net realizable value.

(g)  CAPITAL ASSETS

     Capital assets are recorded at cost less accumulated provisions for depreciation, depletion and amortization. Capitalized costs include costs specifically related to the acquisition, exploration, development and construction of the related project. This includes interest, which is capitalized during the construction and start-up phase for each project. Capital assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is determined the assets are written down to the fair market value.

     Depletion on the Project is provided over the life of proved and probable reserves on a unit of production basis, commencing when the facilities were substantially complete and after commercial production had begun. Other capital assets are depreciated on a straight-line basis over their useful lives, except for lease acquisition costs and certain mine assets, which are amortized and depreciated over the life of proved and probable reserves. The estimated useful lives of depreciable capital assets are as follows:

     Leasehold Improvements                                        5 years
     Furniture and Fixtures                                        5 years
     Computers                                                     3 years

(h)  ASSET RETIREMENT OBLIGATION

     Effective January 1, 2003, the Corporation early adopted CICA 3110 "Asset Retirement Obligations". The new standard requires that the Corporation recognize an asset and a liability for any existing asset retirement obligations, which is determined by estimating the fair value of this commitment at the balance sheet date. The fair value is determined by the Corporation by first estimating the expected timing and amount of cash flows, using third party costs, that will be required for future dismantlement and site restoration, and then present valuing these future payments using a credit adjusted risk free rate appropriate for the Corporation. Any change in timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability. Over the estimated life of the asset and liability the Corporation recognizes depletion on the asset and accretion on the liability.

(i)  CONVERTIBLE NOTES

     Amounts drawn under the Note Purchase Facility were deemed to consist of both an equity and a liability component in accordance with Canadian GAAP. The initial carrying amounts recognized for the equity and debt component are adjusted for accretion to bring the equity component to the stated principal amount of the Note Purchase Facility at maturity and to remove the debt component. Accretion is charged directly to Retained Earnings (Deficit). Upon maturity of the Note Purchase Facility the equity component amount was refinanced by the Corporation under the Revolving Credit Facility, see note 8(c).

(j)  STOCK-BASED COMPENSATION PLANS

     The Corporation has a stock-based compensation plan, which is described in
     Note 14(a). Effective January 1, 2002, the Corporation adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments". CICA 3870 is applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, stock appreciation rights and similar awards to be settled in cash. CICA 3870 is applied to all grants of stock options on or after January 1, 2002.

     During the fourth quarter of 2003, effective for January 1, 2003, the Corporation began prospectively recognizing compensation expense for options granted under the plan in accordance with the fair value method. Under the transitional provisions in CICA 3870 the Corporation is required only to apply the fair value based method, and record compensation expense and Contributed Surplus, to awards granted, modified or settled on or after the beginning of the fiscal year, in which the Corporation adopts the fair value method for those awards. Accordingly, only awards issued from January 1, 2003, require compensation expense to be recognized in accordance with CICA 3870. Compensation expense for options granted subsequent to 2003 is determined based on the fair values at the time of grant and are recognized over the estimated vesting periods of the respective options. For options granted prior to January 1, 2003, the Corporation continues to disclose the pro forma net earnings impact of the related compensation expense. Pro forma compensation-related earnings impacts are determined on the same basis as the 2003 options.

     Consideration received on the exercise of stock options granted is credited to share capital, and if related to any stock options that were granted during the year ended December 31, 2003, then an amount equal to the compensation expense recognized to that date is reclassified from Contributed Surplus to Common Shares.

     The Corporation has a Performance Share Unit Plan, which is described in note 14(b). The Corporation, under CICA 3870 "Stock-based Compensation and Other Stock-based Payments", is required to recognize compensation expense, and contributed surplus, related to this plan in accordance with the fair value method.

     The Corporation as an owner in the Project (the "Project") shares in any related costs associated with the Project's stock-based compensation plans. The Project's plans involve Stock Appreciation Rights (SARs), which may require settlement with cash payments. During the vesting period, compensation expense is recognized using the graded vesting approach when the value of the SARs exceeds the award value. The Corporation's share of the change in value of the SARs is recognized in operating expense in the year the change occurs.

(k)  REVENUE RECOGNITION

     The revenue associated with the sale of crude oil products is recorded as title and other significant risks and rewards of ownership are passed to the customer.

(l)  NET EARNINGS PER SHARE

     The Corporation uses the treasury stock method to determine the dilutive effects of stock options and other dilutive instruments.

(m)  DERIVATIVE FINANCIAL INSTRUMENTS

     Financial instruments are used by the Corporation to hedge its exposure to market risks relating to commodity prices and foreign currency exchange rates. The Corporation's policy is not to utilize financial instruments for speculative purposes.

     The Corporation formally documents all relationships between hedging instruments and hedged items as well as its risk management objectives and strategies for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also assesses, both at the hedges' inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     The Corporation enters into hedges with respect to a portion of its oil production to achieve a more predictable cash flow by reducing its exposure to price and currency fluctuations. These transactions are entered into with major Canadian financial institutions. Gains and losses from these financial instruments are recognized in oil revenues as the hedge sale transactions occur.

(n)  EMPLOYEE FUTURE BENEFITS

     The Corporation has a defined contribution pension plan for its direct employees and as a result of the 20 per cent ownership in the Project has a defined benefit pension plan for employees of the Project. For the defined contribution pension plan the expense is recognized as payments are made or entitlements are earned.

     For the defined benefit pension plan the costs are determined using the projected benefit method prorated on length of service and reflects the Project's best estimate of expected plan investment performance, salary escalation, retirement ages of employees, withdrawal rates and mortality rates. The expected return on plan assets is based on the fair value of those assets and the obligation is discounted using a market interest rate at the beginning of the year based on high quality corporate debt instruments. Pension expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the excess of the net actuarial gain or loss over ten per cent of the greater of the benefits obligation and the fair value of plan assets. The amortization period covers the expected average remaining service lifetime of employees covered by the plans.

(o)  COMPARATIVE AMOUNTS

     Certain comparative amounts have been reclassified to conform to the current year's presentation.

(3)  RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS

     In 2003, Canadian Accounting Guideline 15 (AcG 15), "Consolidation of Variable Interest Entities" (VIE) was issued. Effective January 1, 2005 AcG 15 requires consolidation of a VIE where a company will absorb a majority of a VIE's losses, receive a majority of its returns, or both. The Corporation has entered into operating leases, as described in note 18(a), with a VIE. These operating leases, as currently structured, do not meet the AcG 15 criteria for consolidation by the Corporation.

(4)  INVENTORY
                                                                                       2004              2003
     --------------------------------------------------------------------------------------------------------
      Product Inventory                                                        $      8,314         $   3,381
      Parts, Supplies and Other                                                       5,872             5,719
     --------------------------------------------------------------------------------------------------------
                                                                               $     14,186         $   9,100
     --------------------------------------------------------------------------------------------------------

(5)  CAPITAL ASSETS
                                                                                  2004
     --------------------------------------------------------------------------------------------------------
                                                                                         ACCUM
                                                                           COST           DD&A*           NET
      Oil Sands Project                                             $ 1,341,395    $   (58,955)   $ 1,282,440
      Oil Sands Project Assets Under Capital Lease                       52,705         (2,439)        50,266
      Other Assets                                                       20,105         (1,066)        19,039
     --------------------------------------------------------------------------------------------------------
                                                                    $ 1,413,205    $   (62,460)   $ 1,351,745
     ========================================================================================================

                                                                                   2003
     --------------------------------------------------------------------------------------------------------
      Oil Sands Project                                             $ 1,304,460    $   (18,954)   $ 1,285,506
      Oil Sands Project Assets Under Capital Lease                       52,744           (795)        51,949
      Other Assets                                                       16,639           (777)        15,862
     --------------------------------------------------------------------------------------------------------
                                                                      1,373,843    $   (20,526)   $ 1,353,317
     ========================================================================================================

     * Accumulated Depreciation, Depletion and Amortization

     During 2004 an asset with an aggregate cost of $4.7 million was written off, after the Corporation determined it to be impaired. The asset related to certain activities the Corporation was pursuing regarding hydrogen production technology. The asset was determined to be impaired after the Corporation received a negative preliminary technical analysis of the technology.

(6)  DEFERRED CHARGES
                                                      2004                 2003
     --------------------------------------------------------------------------
     Deferred Charges                          $    28,496          $    28,440
     Less: Amortization                            (10,118)              (7,537)
     --------------------------------------------------------------------------
                                               $    18,378          $    20,903
     ==========================================================================

     Deferred charges include primarily debt financing costs that have been incurred in establishing the Corporation's various debt facilities. These amounts are being amortized over the term of the related debt facilities following start-up of the Project.

(7)  CONVERTIBLE NOTES

     On October 25, 2001, the Corporation established an $88 million two-year Note Purchase Facility (the "Note Purchase Facility") with a Canadian chartered bank. Borrowings under the Note Purchase Facility bore interest at the bank's prime lending rate, the bankers' acceptance rate or the LIBOR rate plus applicable margins ranging from 125 to 225 basis points. The notes issuable pursuant to draws on the Note Purchase Facility were convertible, at maturity at the option of the Corporation and in the event of a default at the option of the bank, into Common Shares of the Corporation. The Convertible Notes matured on October 25, 2003, and the Corporation refinanced these Convertible Notes using availability that it had under its Revolving Credit Facility (see Note 8 (c)). For the year ended December 31, 2003, the Corporation accreted $3.6 million ($2.1 million net of tax) in respect to the interest paid on the Note Purchase Facility.

(8)  LONG-TERM DEBT
                                                                                         2004                   2003
     ---------------------------------------------------------------------------------------------------------------
             US$450 million Senior Secured Notes                      (a)            $ 541,620            $  581,580
             Senior Credit Facility                                   (b)               95,000                91,000
             Revolving Credit Facility                                (c)              121,000               188,000
     ---------------------------------------------------------------------------------------------------------------
                                                                                       757,620               860,580
             Less: Current Portion of Long-term Debt                  (B)              (95,000)                   --
     ---------------------------------------------------------------------------------------------------------------
                                                                                      $662,620              $860,580
     ===============================================================================================================

(a) The Senior Secured Notes (the "Notes") bear interest at 8.375 per cent and have a maturity of May 1, 2012. The Notes provide the holders with security over all the assets of the Corporation, subordinated to the Senior Credit Facility, until the Corporation achieves an investment grade corporate credit rating, at which time the Senior Secured Notes become unsecured.

     The Senior Secured Notes are recorded in Canadian dollars at the exchange rate in effect at the balance sheet date. An unrealized foreign exchange gain totaling $40.0 million was recognized for the year ended December 31, 2004, as a result of changes in the foreign exchange rate between the US and Canadian dollars. An unrealized foreign exchange gain totaling $129.3 million was recognized for the year ended December 31, 2003, of which $94.0 million was capitalized as it occurred prior to commercial operations and the balance of $35.3 million was recognized as an unrealized foreign exchange gain in the Statement of Operations and Deficit.

(b) The $100 million Senior Credit Facility (the "Senior Credit Facility") bears interest at the lenders' prime lending rate, the bankers' acceptance rate or the LIBOR rate plus applicable margins ranging from 100 to 200 basis points. The Senior Credit Facility matures and is repayable on April 23, 2005. The Corporation is currently in the process of refinancing the Senior Credit Facility through the assumption of the full $100 million into the $240 million Revolving Credit Facility described in note 8(c). The Corporation expects this to be completed by the end of the first quarter of 2005. The ability to roll the amount was specifically structured under the Revolving Credit Facility at its inception. Under Canadian Generally Accepted Accounting Principles the Corporation does not meet all of the required criteria to classify the Senior Credit Facility as long-term, as such the amount is classified as a current liability.

     The Senior Credit Facility contains certain covenants and other provisions, which restrict the Corporation's ability to incur additional indebtedness, pay dividends or make distributions of any kind, undertake an expansion of the Project, dispose of its interest in the Project, or change the nature of its business. The Senior Credit Facility provides the banks with security over all of the assets of the Corporation, with the exception of certain intercompany notes and note guarantees issued in connection with the Notes detailed in Note 8(a). At December 31, 2004, an amount of $95 million ($91 million - 2003) had been drawn under this Senior Credit Facility and no letters of credit had been issued ($7.1 million - 2003).

(c) The $240 million Revolving Credit Facility ("Revolving Credit Facility") bears interest at the lenders' prime lending rate, the bankers' acceptance rate or the LIBOR rate plus applicable margins ranging from 100 to 200 basis points. The Revolving Credit Facility provides the banks with security over all of the assets of the Corporation, with the exception of certain intercompany notes and note guarantees in connection with the Notes detailed in Note 8(a), and has certain financial covenants, including a limit on the amount available for drawdown. At December 31, 2004, the limit available for drawdown was $181 million ($215.0 million - 2003), of which $121 million ($188 million - 2003) had been drawn and $8.1 million ($0.5 million - 2003) had been issued in letters of credit. The Revolving Facility contains a two-year term-out provision should the facility not be renewed.

(9)  LEASE OBLIGATIONS
                                                            2004           2003
     ---------------------------------------------------------------------------
     Obligations Under Capital Lease                    $ 51,609       $ 52,950
     Operating Lease Guarantee Obligation                  7,095          2,583
     ---------------------------------------------------------------------------
                                                          58,704         55,533
     Less:  Current Portion                               (5,230)        (1,340)
     ---------------------------------------------------------------------------
                                                        $ 53,474       $ 54,193
     ===========================================================================

     The capital lease obligation relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the Project. Repayment of the principal obligation was $1.3 million in 2004 and is scheduled to remain at that level until fully repaid.

     Under the Mobile Equipment Lease, described in note 18(a), the Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the lease. Accordingly, the Corporation recognizes, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed.

(10) ASSET RETIREMENT OBLIGATION

     The Corporation, in association with its 20 per cent working interest in the Project, is also responsible for its share of future dismantlement costs and site restoration costs in the mining, extracting and upgrading activities. The Corporation currently estimates that the total undiscounted amount of its share of these costs to be approximately $192.5 million ($184.1 million - 2003) with the majority of that amount to be paid at the end of the current reserves for the Project. The Corporation has assumed a credit adjusted risk free rate of 6.0 per cent to discount these payments (7.0 per cent - 2003). The following table presents the reconciliation of the Asset Retirement Obligation from the beginning of each respective period until the end of that period:

                                                               2004       2003
     ---------------------------------------------------------------------------
     Asset Retirement Obligation at Beginning of Year       $ 7,137    $ 6,342
     Liabilities Incurred                                       613        386
     Liabilities Settled                                        (30)       (62)
     Accretion on Asset Retirement Obligation                   471        471
     ---------------------------------------------------------------------------
     Asset Retirement Obligation at End of Year               8,191      7,137
     ===========================================================================


(11) INTEREST EXPENSE
                                                               2004        2003
     ---------------------------------------------------------------------------
     Interest on Long-term Debt                            $ 59,118    $ 60,522
     Capitalized Interest in Oil Sands Project                   --     (23,479)
     ---------------------------------------------------------------------------
     Interest Expense, Net                                   59,118      37,043
     Interest on Obligations Under Capital Lease              2,036       1,386
     ---------------------------------------------------------------------------
                                                           $ 61,154    $ 38,429
     ===========================================================================

     It is the Corporation's policy to capitalize carrying costs including interest expense for capital assets acquired, constructed or developed over time. As at December 31, 2003, $87.1 million had been capitalized as part of the cost of the Project, representing the interest expense from inception to June 1, 2003, the date the Corporation commenced commercial operations.

     On a cash basis interest paid for the year ended December 31, 2004, was $61.0 million (December 31, 2003 - $63.8 million). Cash interest received for the year ended December 31, 2004, was $0.1 million (December 31, 2003 - $0.2 million).

(12) INCOME TAXES
                                                              2004        2003
     --------------------------------------------------------------------------
     Large Corporations Tax                                $ 1,749     $ 3,079
     Future Income Tax Recovery                             (7,104)     (4,330)
     --------------------------------------------------------------------------
     INCOME TAX RECOVERY                                    (5,355)     (1,251)
     ==========================================================================

     Cash taxes paid during the year ended December 31, 2004, were $1.7 million (December 31, 2003 - $4.5 million) and related solely to Large Corporations Tax.

     AT DECEMBER 31, THE FUTURE INCOME TAX LIABILITY CONSISTS OF:

                                                              2004        2003
     --------------------------------------------------------------------------
     Future Income Tax Assets
          Net Losses Carried Forward                      $ 61,697    $ 49,682
          Share Issue Costs                                  1,355       1,723
          Impairment of Long-lived Assets                      796          --
     Future Income Tax Liabilities
          Capital Assets in Excess of Tax Values           (34,242)    (38,860)
          Unrealized Foreign Exchange Gain                 (12,648)     (6,209)
          Debt Issue Costs                                  (2,447)        (29)
     --------------------------------------------------------------------------
     NET FUTURE INCOME TAX ASSET                            14,511       6,307
     --------------------------------------------------------------------------

     The following table reconciles income taxes calculated at the Canadian statutory rate of 38.87 per cent (2003 - 41.12 per cent) with actual income taxes:

                                                                 2004      2003
     --------------------------------------------------------------------------

     Net Earnings (Loss) Before Income Taxes                $ 14,097  $ 15,882

     Income Tax Expense (Recovery) at Statutory Rate           5,480     6,531
     Effect of Tax Rate Changes and Timing of Use             (4,826)    1,851
     Non-Taxable Portion of Foreign Exchange Gain             (8,815)   (8,298)
     Non-Taxable Portion of Impairment of Long-lived Assets    1,044         -
     Resource Allowance                                       (5,012)   (4,414)
     Provision to Actual                                       5,025         -
     Large Corporations Tax                                    1,749     3,079
     --------------------------------------------------------------------------
     INCOME TAX RECOVERY                                    $ (5,355) $ (1,251)
     --------------------------------------------------------------------------

     At December 31, 2004, the Corporation had approximately $1.5 billion of tax pools available. Included in the tax pools are $163.8 million of tax loss carry forward balances as estimated at December 31, 2004, with expiry dates as follows:

                YEAR CREATED              AMOUNT              EXPIRY
           -------------------------------------------------------------
                    2000            $   10.3 million           2007
                    2001            $    8.8 million           2008
                    2002            $   24.7 million           2009
                    2003            $  118.8 million           2010
                    2004            $    1.2 million           2011
           -------------------------------------------------------------

(13) SHARE CAPITAL

(a)  AUTHORIZED

     The Corporation is authorized to issue an unlimited number of Class A shares ("Common Shares"), an unlimited number of non-voting Convertible Class B Equity Shares ("Class B Shares"), an unlimited number of non-voting Class C Preferred Shares and an unlimited number of Class D Preferred Shares, issuable in series.

     The Common Shares are without nominal or par value. The Class D Preferred Shares, Series A, which have been issued, were converted into Common Shares at the holders' options prior to redemption on a one-for-one basis.

(b)  ISSUED AND OUTSTANDING

                                                                                 NUMBER
     COMMON SHARES                                                            OF SHARES         AMOUNT
     -------------------------------------------------------------------------------------------------
     Balance at December 31, 2002                                            47,742,471    $   414,312
     Issued for Cash                                                          2,050,000         50,225
     Issued on Exercise of Employee Stock Options                               163,800          1,457
     Share Issue Costs, Net of Tax                                                   --         (1,290)
     -------------------------------------------------------------------------------------------------
     Balance at December 31, 2003                                            49,956,271        464,704
     Issued for Cash                                                          2,000,000         68,000
     Issued on Exercise of Employee Stock Options                               161,600          1,630
     Issued on Exercise of Warrants                                             494,224          1,236
     Conversion of Class D Preferred Shares                                     666,667         11,963
     Share Issue Costs, Net of Tax                                                   --         (1,834)
     -------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                                            53,278,762        545,699

     CLASS D PREFERRED SHARES
     Balance at December 31, 2003                                               666,667         11,963
     Conversion of Class D Preferred Shares                                    (666,667)       (11,963)
     -------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                                                    --             --
     =================================================================================================
     TOTAL SHARE CAPITAL                                                     53,278,762    $   545,699
     =================================================================================================

(c)  ISSUANCES

     On February 7, 2003, the Corporation completed a public offering for the issuance of 2,050,000 Common Shares for aggregate proceeds of $50.2 million, before consideration of share issue costs of $2.2 million ($1.3 million net of tax). This offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus. Proceeds of this offering were used to pay down certain amounts that had been drawn on the bank debt and to fund capital expenditures.

     On April 8, 2004, the Corporation completed a public offering for the issuance of 2,000,000 Common Shares for total proceeds of $68.0 million, before consideration of the share issue costs of $2.9 million ($1.8 million net of tax). The offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus. The Common Shares were offered to the public on a bought-deal basis through a syndicate of Canadian underwriters. Proceeds of this offering were used to pay down certain amounts that had been drawn on the bank debt, for general corporate purposes and for expansion opportunities.

(d)  WARRANTS

     The Corporation had 494,224 Class A Warrants outstanding at December 31, 2003. During the year ended December 31, 2004, the Class A Warrants were exercised for total proceeds of $1.2 million. Each Class A Warrant entitled the holder to purchase one Common Share at $2.50 per share until five years after start-up of the Project.

(e)  CLASS D PREFERRED SHARES

     The Corporation had 666,667 Class D Preferred Shares, Series A outstanding. The Class D Preferred Shares, Series A, were converted on December 31, 2004, into Common Shares at the holders' option prior to redemption on a one-for-one basis. If not converted, they were redeemable at the option of the Corporation at any time at a price equal to their issue price, plus a cumulative dividend of 12 per cent per year compounded semi-annually until January 1, 2007, from which date the dividend would have increased by three per cent per quarter to a maximum of 24 per cent per year. Cash dividends were not paid on the Class D Preferred Shares.

(f)  CALL OBLIGATIONS

     The Corporation entered into call obligation agreements with certain shareholders, which obligated the holders of the obligations to purchase up to 3,040,000 Class B Shares for $5.00 per share. The Corporation was entitled to require the subscriber to exercise their call obligations at its discretion upon the satisfaction of certain conditions. These call obligations were to have expired on December 31, 2001, but were extended until March 31, 2003 at which time they expired unexercised. An additional 2,589,641 call obligations were entered into in July 2001, whereby each call obligation is exercisable into one Class B Share and one warrant to purchase a Class B Share upon the payment of $13.00 per call obligation. These call obligations were exercisable until March 31, 2003 and the underlying warrant was exercisable at the then market price for a period of four years after the call obligation exercise. These obligations expired unexercised.

(g)  NET EARNINGS PER SHARE

     The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

                                                                                      2004            2003
     -----------------------------------------------------------------------------------------------------
     Weighted Average Common Shares Outstanding - Basic                         52,308,838      50,344,332
     Effect of Stock Options and Warrants                                          943,294         965,308
     -----------------------------------------------------------------------------------------------------
     Weighted Average Common Shares Outstanding - Diluted                       53,252,132      51,309,640
     =====================================================================================================

(14) STOCK OPTIONS

(a)  STOCK OPTION PLAN

     The Corporation has established a Stock Option Plan for the issuance of options to purchase Common Shares to directors, officers and employees of the Corporation and its subsidiaries. Options granted under the Stock Option Plan generally vest on an annual basis over four years. The stock options expire five years from each vesting date.

                                                            2004                                2003
     -------------------------------------------------------------------------------------------------------------
                                                                    Weighted                           Weighted
                                               Number of             Average         Number of          Average
                                                Options          Exercise Price       Options       Exercise Price
     -------------------------------------------------------------------------------------------------------------
     Outstanding at Beginning of Year          1,344,700           $   17.25         1,329,500         $   14.40
                                                 106,183               34.82           233,000             25.72
                                                (161,600)              10.09          (163,800)             8.90
     Cancelled                                   (33,637)              21.54           (54,000)             9.13
     -------------------------------------------------------------------------------------------------------------
     Outstanding at End of Year                1,255,646           $   19.54         1,344,700         $   17.25
     =============================================================================================================
     Exercisable at End of Year                  740,325           $   15.05           660,700         $   11.46
     =============================================================================================================

     The following table summarizes Stock Options outstanding and exercisable under the Stock Option Plan at December 31, 2004:

                                                    Options Outstanding                        Options Exercisable
      --------------------------------------------------------------------------------------------------------------
                                                         Weighted     Weighted
                                                          Average      Average                        Weighted
                                        Number           Remaining    Exercise      Number of      Average Exercise
         Exercise Price               of Options           Life         Price        Options             Price
      --------------------------------------------------------------------------------------------------------------
                                                          (years)

        $ 8.50 - $12.00                 372,50               4.0      $   8.59         372,500         $  8.59
        $12.01 - $16.00                143,250               5.6         14.78         104,125           14.79
        $20.01 - $24.00                406,500               6.2         23.85         203,250           23.85
        $24.01 - $28.00                181,300               7.3         25.07          47,950           25.01
        $28.01 - $32.00                 50,000               8.0         28.22          12,500           28.22
        $32.01 - $36.00                 72,096               8.2         32.86              --              --
        $37.80 - $41.80                 30,000               8.9         39.87              --              --
      --------------------------------------------------------------------------------------------------------------
                                     1,255,646               5.9      $  19.54         740,325         $ 15.05
      --------------------------------------------------------------------------------------------------------------

     The number of Common Shares reserved for issuance under the Stock Option Plan was 2,446,100 at December 31, 2004 (2,607,700 at December 31, 2003).

(b)  PERFORMANCE SHARE UNIT PLAN

     In February 2004 the Corporation initiated a Performance Share Unit Plan ("PSUP"). Awards under PSUP will be in the form of units ("Unit Awards"), with each unit entitling the holder to receive one Common Share of the Corporation for no additional consideration and subject to certain restrictions. Each Unit Award will vest at a rate of one third of the units awarded thereunder annually over a three-year period, conditional on the Corporation achieving an acceptable total shareholder return against a peer group. If total shareholder return at a particular vesting date is in the bottom 25 per cent of the peer group, none of the units otherwise eligible to vest with respect to such Unit Award will vest. If total shareholder return at a particular vesting date is in the top 25 per cent of the peer group, 150 per cent of the units eligible to vest on such date will vest. If total shareholder return at a particular vesting date is in the middle 50 per cent of the peer group, all of the units eligible to vest on such date will vest. During 2004 the Corporation granted 38,679 unit awards, of this 5,582 were cancelled during the year and 33,097 remain at December 31, 2004.

(d)  STOCK-BASED COMPENSATION

     During 2004, the Corporation recognized $1.0 million ($0.3 - 2003) in compensation expense related to stock-based compensation issued subsequent to January 1, 2003. This is the portion of stock based compensation that is related to 2004 employee services rendered and is comprised of $0.7 million ($0.3 - 2003) in respect to the Corporation's stock option plan and $0.3 million (nil - 2003) in respect to the Corporation's Performance Share Unit Plan.

     The weighted average fair value of the 106,183 options granted during 2004 was $12.52 using the Black-Scholes option pricing model. In 2003 there were 233,000 options granted at a weighted average fair value of $9.08. The following table sets out the assumptions used in applying the Black-Scholes model:

                                                          2004          2003
      ------------------------------------------------------------------------
         Risk Free Interest Rate, Average For Year        4.34%         4.54%
         Expected Life (in Years)                         6.00          5.00
         Expected Volatility                             26-30%           30%
         Dividend Per Share                                 --            --
      ------------------------------------------------------------------------

     No compensation expense has been recognized for stock options granted before January 1, 2003, in accordance with Note 2(j). Had compensation expense been determined based on the fair value method for awards made after December 31, 2001 but before January 1, 2003, the Company's net earnings attributable to common shareholders and earnings per share would have been adjusted to the proforma amounts indicated below:

   -----------------------------------------------------------------------------------------------------
                                                                                  2004             2003
   -----------------------------------------------------------------------------------------------------
       Net Earnings Attributable to Common Shareholders - As Reported        $   19,452      $   15,003
       Compensation Expense                                                         894           1,177
   -----------------------------------------------------------------------------------------------------
       Net Earnings Attributable to Common Shareholders - Proforma           $   18,558      $   13,826
   =====================================================================================================
       Basic Earnings Per Share:
         As Reported                                                         $     0.37      $     0.30
         Proforma                                                            $     0.35      $     0.27

       Diluted Earnings Per Share:
         As Reported                                                         $     0.37      $     0.29
         Proforma                                                            $     0.35      $     0.27
   =====================================================================================================

(d)  OIL SANDS PROJECT STOCK APPRECIATION RIGHTS PLANS

     During 2004, the Project implemented stock-based compensation plans which awarded Stock Appreciation Rights (SARs) to certain employees. Accordingly, the Corporation as a 20 per cent owner in the Project shares in the costs of these SARs. Under the first plan SARs were granted to employees of the Project that entitle the holders to a cash payment once exercised, if the composite value of the weighted-average stock price of certain joint venture owners' shares at the time of exercise exceeds the issue price of the SARs. The SARs vest evenly over three years and expire ten years after grant. On December 31, 2004 a total of 51,100 SARs were granted in respect to this plan. Under the second plan SARs were granted to employees of the Project that entitle the holders to a cash payment at the end of a three-year period if the composite value of the weighted-average stock price of certain Joint Venture owners' shares at the time of exercise exceeds the issue price of the SARs and if certain performance measures are met. On December 31, 2004, a total of 21,679 SARs were granted in respect to this plan. During 2004, no compensation expense was recorded in operating expense for these two plans.

(15) SHAREHOLDERS' RIGHTS PLAN

     The Corporation has a shareholders' rights plan (the "Plan"). Under the Plan, one right will be issued with each Common Share issued. The rights remain attached to the Common Share and are not exercisable or separable unless one or more of certain specified events occur. If a person or group acting in concert acquires 20 per cent or more of the Common Shares of the Corporation, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares of the Corporation at a 50 per cent discount from the then market price. The rights are not triggered by a "Permitted Bid", as defined in the Plan.

(16) EMPLOYEE FUTURE BENEFITS

     The Corporation has a defined contribution pension plan for its direct employees and as a result of the 20 per cent ownership in the Project has a defined benefit pension plan for employees of the Project. All of the information pertaining to the defined benefit pension plan in this note represents the Corporation's 20 per cent ownership in the Project. The Corporation uses its fiscal year-end as measurement date for both of these pension plans.

(a)  DEFINED CONTRIBUTION PENSION PLAN

     The total expense for the year ended December 31, 2004, for the Corporation's defined contribution plan was $0.3 million (December 31, 2003
     - $0.2 million).

(b)  DEFINED BENEFIT PENSION PLAN

     Information for the defined benefit pension plan is as follows:

                                                                                              2004           2003
     -------------------------------------------------------------------------------------------------------------
     Accrued Benefit Obligation, Beginning of Year                                         $ 1,084        $    --
          Current Service Cost                                                                 638            824
          Interest Cost                                                                        110             88
          Other                                                                                 96            200
          Benefits Paid                                                                        (68)           (28)
     -------------------------------------------------------------------------------------------------------------
     Accrued Benefit Obligation, End of Year                                               $ 1,860        $ 1,084
     =============================================================================================================

     Fair Value of Plan Assets, Beginning of Year                                          $ 1,131        $    --
          Employer Contributions                                                               732          1,078
          Actual Return on Plan Assets                                                          71             81
          Benefits Paid                                                                        (68)           (28)
     -------------------------------------------------------------------------------------------------------------
     Fair Value of Plan Assets, End of Year                                                $ 1,866        $ 1,131
     =============================================================================================================

     Funded Status - Plan Surplus                                                          $     6        $    47
     Other                                                                                     289            165
     -------------------------------------------------------------------------------------------------------------
     Accrued Benefit Asset                                                                 $   295        $   212
     =============================================================================================================

     Components of Net Periodic Pension Cost
          Current Service Cost                                                             $   638        $   824
          Interest Cost                                                                        110             88
          Actual Return on Plan Assets                                                         (71)           (81)
          Actuarial Loss (Gain) on Accrued Benefit Obligation                                   96             --
     -------------------------------------------------------------------------------------------------------------
     Costs Arising in the Period                                                               773            831
     Differences in Costs Arising and Costs Recognized in the Period in
        Respect of:
          Return on Plan Assets                                                                (32)            11
          Other                                                                                (92)             8
     -------------------------------------------------------------------------------------------------------------
     Net Periodic Pension Cost Recognized                                                  $   649        $   850
     =============================================================================================================

     The significant actuarial assumptions used to determine the periodic expense and accrued benefit obligations are as follows:

                                                                2004      2003
     ---------------------------------------------------------------------------
     Discount Rate - Expense                                   6.50%      6.90%
     Discount Rate - Year End Disclosure                       6.10%      6.50%
     Expected Long-term Rate of Return on Plan Assets          7.00%      7.00%
     Rate of Compensation Increase                             4.25%      4.25%
     --------------------------------------------------------------------------

The investment strategy for the defined benefit pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with public and private fixed income portfolios, to earn long-term investment returns that enable the plan to meet its obligations. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices. The weighted-average asset allocation for our defined benefit pension plan at December 31, 2004 was as follows:

                                                 ACTUAL      TARGET
     -------------------------------------------------------------------

              Domestic Equities                   44%          33%
              Foreign Equities                    19%          25%
              Fixed Income Securities             35%          37%
              Money Market                         2%           5%
     -------------------------------------------------------------------
                                                 100 %        100 %

(17) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Corporation's financial instruments that are included in the Consolidated Balance Sheets are comprised of cash, accounts receivable, accounts payable and accrued liabilities, and long-term borrowings.

(a)  COMMODITY PRICE RISK

     The Corporation has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of future crude oil prices. As at December 31, 2004, the agreements are summarized as follows:

                         Notional                                              Average
                          Volume                                             Swap Price      Unrealized Decrease To
     Instrument          (bbls/d)                Hedge Period                  ($/bbl)       Future Revenue (Cdn $)
     --------------------------------------------------------------------------------------------------------------
     WTI Swaps            14,000            January to March 2005             US$26.06             $   (26,333)
     WTI Swaps             7,000              April to June 2005              US$26.87                 (12,141)
     WTI Swaps             7,000            July to September 2005            US$26.87                 (11,609)
     WTI Swaps             7,000           October to December 2005           US$26.87                 (11,027)
     --------------------------------------------------------------------------------------------------------------
                                                                                                   $   (61,110)
     ==============================================================================================================

     The Corporation, in accordance with Note 2(m), includes any settlement of these risk management activities in revenue. The following summarizes the impact of these risk management activities:

                                                       2004               2003
     -------------------------------------------------------------------------

     Decrease to Revenue                       $    131,428      $       8,307
     -------------------------------------------------------------------------


(b)  CREDIT RISK

     A significant portion of the Corporation's accounts receivable is with customers in the oil and gas industry, and is subject to normal industry credit risks.

     The Corporation's crude oil swap agreements are all with major financial institutions in Canada.

(c)  INTEREST RATE RISK

     At December 31, 2004, the increase or decrease in net earnings for each one per cent change in the interest rates on floating debt amounts to $2.2 million (2003 - $2.8 million).

(d)  FOREIGN CURRENCY RISK

     Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Corporation's operating and financial results. The Corporation has revenue and expenses transacted in US dollars, and has US dollar denominated Senior Secured Notes, as described in Note 8(a).

(e)  FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

     The fair values of financial instruments that are included in the Consolidated Balance Sheets, other than long-term borrowings, approximate their carrying amount due to the relatively short period to maturity of these instruments.

     The estimated fair values of long-term borrowings have been determined based upon market prices at December 31 for other similar liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at year-end.

                                                                 2004                               2003
     ---------------------------------------------------------------------------------------------------------------
                                                   Balance Sheet                       Balance Sheet
                                                      Amount          Fair Value          Amount          Fair Value
     ---------------------------------------------------------------------------------------------------------------
     Floating Rate Debt:
           Revolving  Credit  and Term  Loan
               Borrowings                          $  216,000        $  216,000        $  279,000        $  279,000
           Other Long-term Liabilities                 66,671            66,671            62,670            62,670
     Fixed Rate Debt:
           US Senior Secured Notes                    541,620           628,979           581,580           661,547
     ---------------------------------------------------------------------------------------------------------------
     Long-term Borrowings                          $  824,291        $  911,650        $  923,250        $1,003,217
     ---------------------------------------------------------------------------------------------------------------

(18)  COMMITMENTS AND CONTINGENCIES

(a)   COMMITMENTS

     The Corporation and the other owners of the oil sands Joint Venture have entered into long-term third party agreements to purchase certain feedstocks on a take-or-pay basis. This commitment has been measured based on December 31, 2004 market prices. The Corporation and the other owners of the oil sands Joint Venture have executed long-term third party agreements to provide for pipeline transportation of bitumen and upgraded products, electrical and thermal energy, production and supply of hydrogen and transportation of natural gas. Under the terms of certain of these agreements, the Corporation is committed to pay for these utilities and services on a long-term basis, regardless of the extent that such services and utilities are actually used. If due to project delay, suspension, shut down or other reason, the Corporation fails to meet its commitment under these agreements, the Corporation may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties for a purchase price in excess of the fair market value of the facilities.

     The Corporation and the other owners of the oil sands Joint Venture have entered into long-term operating lease obligations for certain equipment related to the Project. The term of the lease obligations is between three and seven years. The Corporation anticipates its share of the final value of the leased equipment will total between $40 to $60 million. A guarantee has been provided to the lessor in order to secure attractive leasing terms and is payable when the equipment is returned to the lessor. At December 31, 2004, the Corporation's share of the maximum payable under the guarantee was $39.5 million. However, any proceeds received from the sale of the equipment would be used to offset against the payment required under the guarantee. At December 31, 2004, the Corporation's share of committed lease payments amounted to $48.4 million. The estimate of lease interest obligations, excluding any committed payments, is $2.1 million for 2005, $2.0 million for 2006, $1.9 million for 2007, $1.8 million for 2008, $0.9 million for 2009 and $0.2 million for 2010.

     The following table summarizes the Corporation's operating commitments at December 31, 2004:

                                                                     MOBILE EQUIPMENT
                             FEEDSTOCKS              UTILITIES                  LEASE                  TOTAL
    ----------------------------------------------------------------------------------------------------------
    2005                  $      79,437           $     31,807            $     5,960         $      117,204
    2006                        108,611                 32,357                  2,940                143,908
    2007                        111,757                 33,333                  3,340                148,430
    2008                         80,704                 34,744                  9,800                125,248
    2009                         87,816                 34,769                 17,640                140,225
    Thereafter                   62,117                590,377                  8,700                661,194
    ----------------------------------------------------------------------------------------------------------
    Total                 $     530,442           $    757,387            $    48,380         $    1,336,209
    ==========================================================================================================

b)   CONTINGENCIES

     The Corporation under the insurance coverage provided in our Joint Venture construction policies has submitted claims in respect of the fire that occurred in January 2003 at the Muskeg River Mine extraction plant. The Corporation at December 31, 2004 has received a total of $16.1 million in respect to this claim, $6.4 million of which was received during the year ended December 31, 2004 with the remainder received during 2003. However, certain insurers also involved in the Cost Overrun and Start Up Delay Insurance dispute with the Corporation continue to withhold insurance proceeds payable to the Corporation for these damages. These amounts being withheld are approximately equal to the amounts recovered. The Joint Venture has also filed a joint arbitration notice with the insurers in respect to the $500 million delay in start-up claim ($100 million for the Corporation's share) related to this fire. The arbitration notice has been filed in an attempt to expedite collection of insurance proceeds on this claim.

     Arbitration proceedings under the terms of the Cost Overrun and Start Up Delay Insurance policy have been initiated to resolve the disputes with insurers surrounding these claims for payment. Following these arbitration hearings we would expect to receive a binding decision from the panel with respect to our claims. The Corporation has filed a Statement of Claim, against the parties involved in placing and issuing the Cost Overrun and Start Up Delay insurance policy, in an amount exceeding $200 million. Aggravated and punitive damages totaling $650 million have also been claimed against the insurers. The Statement of Claim will only be served on the insurers and pursued in the courts in the event that resolution procedures cannot otherwise be agreed to on a timely basis.

     No amounts, other than those collected at December 31, 2004, have been recognized in these statements relating to these insurance policies nor will an amount be recognized until the proceeds are received.

     The Corporation, in association with its 20 per cent ownership in the Project, is a joint defendant and plaintiff in a number of legal actions that arise in the normal course of business. The Corporation believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

(19)  NET CHANGE IN NON-CASH WORKING CAPITAL

     SOURCE/(USE)                                        2004           2003
     -------------------------------------------------------------------------
     Operating Activities
        Accounts Receivable                          $ (5,184)     $ (53,309)
        Inventory                                      (5,086)        (4,925)
        Prepaid Expense                                 1,262         (7,033)
        Accounts Payable and Accrued Liabilities       25,401         58,134
     -------------------------------------------------------------------------
                                                     $ 16,393      $  (7,133)
     -------------------------------------------------------------------------
     Investing Activities
        Accounts Receivable                          $    614      $   1,939
        Accounts Payable and Accrued Liabilities       (3,671)       (33,138)
     -------------------------------------------------------------------------
                                                     $ (3,057)     $ (31,199)
     =========================================================================

Western Oil Sands Inc. is a Canadian oil sands corporation which holds a 20 percent undivided interest in the Athabasca Oil Sands Project together with its partners Shell Canada Limited (60 per cent) and ChevronTexaco Canada Limited (20 per cent). The Common Shares of Western are listed on the Toronto Stock Exchange under the symbol "WTO". For additional information on Western Oil Sands, please visit WWW.WESTERNOILSANDS.COM.

FOR FURTHER INFORMATION PLEASE CONTACT:

Guy J. Turcotte                                 David A. Dyck
President                                       Vice-President, Finance
and Chief Executive Officer                     and Chief Financial Officer
(403) 233-1700                                  (403) 233-1700

This information includes "forward looking statements" based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.


                 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
                      OR DISSEMINATION IN THE UNITED STATES